Exhibit 99.1

AirNet Resolves Nasdaq Minimum Market Value of Publicly Held Shares Deficiency

BEIJING, November 14, 2024 /PRNewswire/ – AirNet Technology Inc., formerly known as AirMedia Group Inc. (“AirNet” or the “Company”) (Nasdaq: ANTE), today announced that it received a written notice from the Listing Qualifications Staff of Nasdaq (the “Staff”) on November 12, 2024, notifying the Company that it has regained compliance with the minimum market value of publicly held shares (“MVPHS”) requirement under Nasdaq Listing Rule 5550(a)(5).

The Company was previously notified by the Staff on September 18, 2024 that it was not in compliance with the MVPHS requirement due to its failure to maintain a minimum MVPHS of US$1.0 million for a period of 30 consecutive business days. Since then, the Staff has determined that the Company’s MVPHS had been US$1.0 million or greater from October 28 through November 11, 2024. Therefore, the Staff determined that the requirement was met on November 12, 2024.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements are based upon management’s current expectations and current market and operating conditions, and involve inherent risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Company Contact

Penny Pei

Investor Relations

AirNet Technology Inc.

Tel: +86-10-8460-8678

Email: penny@ihangmei.com